Exhibit (a)(5)(vi)

FOR IMMEDIATE RELEASE

GLOBALOPTIONS GROUP, INC. ANNOUNCES
FINAL RESULTS OF ITS TENDER OFFER

New York, NY – June 1, 2011 – GlobalOptions Group, Inc. (OTCBB: GLOI.OB) (“GlobalOptions” or the “Company”) announced the final results of its partial tender offer, which expired at Midnight (one minute after 11:59 p.m.) on May 25, 2011.  GlobalOptions commenced the tender offer on April 27, 2011 to purchase up to 7,500,000 shares of its common stock, par value $0.001 per share, at a price of $2.60 per share, net to the seller in cash, without interest.

Based on the final count by Continental Stock Transfer & Trust Company, the Depositary for the tender offer, a total of 9,628,299 shares of the Company’s common stock were properly tendered and not withdrawn.  Accordingly, the Company accepted for purchase 7,500,000 shares at a purchase price of $2.60 per share, for a total cost of $19.5 million, representing approximately 54.8% of the shares outstanding.  Since the offer was oversubscribed, all odd lot tenders were accepted first, then the number of shares that the Company purchased from each of the remaining tendering stockholders was pro-rated.  The final proration factor was 77.8946489%.

The Depositary will promptly issue payment for the shares validly tendered and accepted for purchase and will return all other shares tendered.

MacKenzie Partners, Inc. served as the Information Agent for the tender offer.  Questions concerning the tender offer should be directed to MacKenzie Partners at (800) 322-2885.

GlobalOptions Group, Inc.

GlobalOptions (OTCBB: GLOI.OB) previously provided risk mitigation and management services.  Additional information regarding GlobalOptions is available at our website at www.globaloptionsgroup.com.

Statements in this press release regarding the Company’s business that are not historical facts are “forward-looking statements” that involve risks and uncertainties.  The Company wishes to caution readers not to place undue reliance on such forward-looking statements, which statements are made pursuant to the Private Securities Litigation Reform Act of 1995, and as such, speak only as of the date made.  To the extent the content of this press release includes forward-looking statements, they involve various risks and uncertainties, including the successful integration of acquired businesses, projected financial information and the continued successful implementation of the Company’s business strategy.

Certain of these risks and uncertainties will be described in greater detail in the Company’s filings with the Securities and Exchange Commission.  GlobalOptions is under no obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise.

Contacts:

Jeffrey O. Nyweide
Chief Financial Officer, Executive Vice President-Corporate Development,
   Treasurer and Secretary
GlobalOptions Group, Inc.
Tel: (212) 445-6262

Source: GlobalOptions Group, Inc.